Mail Stop 3561

April 19, 2010

David Miller
President and Chief Executive Officer
Monarch Investment Properties, Inc.
1801 N. Military Trail
Suite 203
Boca Raton, FL 33431

> **Re:** **Monarch Investment Properties, Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed April 9, 2010**
> **File No. 000-52754**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

1.   Please revise the compensation table to include in the total compensation column the $500 monthly payment, which you have included in the salary. Currently the table discloses that there is $0 total compensation.

Item 13. Certain Relationships and Related Transactions and Directors Independence

2.　　　We note your response to comment three in our letter dated March 24, 2010, and
we partially re-issue that comment. Please revise your filing to include the
information required by Item 407(a) of Regulation S-K. Please see Item 13 of
Form 10-K.

*****

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-
3390 if you have questions regarding comments on the financial statements and related
matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202)
551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director